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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

    1   News Release dated July 4, 2006
    2   Material Change Report dated July 4, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: July 4, 2006

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
Frankfurt – B4K

FOR IMMEDIATE RELEASE

Buffalo Gold Signs Investor Relations Agreement
With Longview Strategies Inc.

Vancouver, B.C., July 4th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has retained Longview Strategies Incorporated, a Vancouver-based firm specializing in corporate finance and communications, to provide Buffalo with investor relation services.

Longview Strategies is a company listed on the TSX Venture Exchange (TSX-Venture: LV) having a common director of Buffalo.

The agreement between Buffalo and Longview is for a twelve month period. The term can be extended by mutual agreement of the parties for further periods of time. Longview Strategies is a full and comprehensive provider of corporate finance and investor relations services, and will assist Buffalo in fostering productive, continuing dialogues with analysts, brokers, potential investors, current shareholders and other financial professionals.

In consideration, Longview will receive $12,500 per month, and be granted an option to purchase 200,000 common shares. The options granted will vest in accordance with applicable regulations. As such the Company announces the issuance of an option to purchase 200,000 common shares at an exercise price of $0.82 for a period of 5 years from the date of this release.

Julie Hajduk will join Longview Strategies and continue to be the primary contact for Buffalo Gold Ltd.

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"
_____
Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

July 4, 2006

Item 3   **News Release**

A press release was issued on July 4, 2006, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo has retained Longview Strategies Incorporated to provide investor relation services.

Item 5   **Full Description of Material Change**

Buffalo has retained Longview Strategies Incorporated, a Vancouver-based firm specializing in corporate finance and communications, to provide Buffalo with investor relation services.

Longview Strategies is a company listed on the TSX Venture Exchange (TSX-Venture: LV) having a common director of Buffalo.

The agreement between Buffalo and Longview is for a twelve month period. The term can be extended by mutual agreement of the parties for further periods of time. Longview Strategies is a full and comprehensive provider of corporate finance and investor relations services, and will assist Buffalo in fostering productive, continuing dialogues with analysts, brokers, potential investors, current shareholders and other financial professionals.

In consideration, Longview will receive $12,500 per month, and be granted an option to purchase 200,000 common shares. The options granted will vest in accordance with applicable regulations. As such the Company announces the issuance of an option to purchase 200,000 common shares at an exercise price of $0.82 for a period of 5 years from the date of this release.

Julie Hajduk will join Longview Strategies and continue to be the primary contact for Buffalo Gold Ltd.

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

　　　　　July 4, 2006

　　　　　　　　　　　　　　　　　　　　BUFFALO GOLD LTD.

　　　　　　　　　　　　　　　　　　　　Per: *Damien Reynolds*

　　　　　　　　　　　　　　　　　　　　_____
　　　　　　　　　　　　　　　　　　　　Damien Reynolds,
　　　　　　　　　　　　　　　　　　　　Chairman of the Board of Directors